Exhibit 99.96

Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of unitholders of Starpoint Energy Trust held on May 30, 2005, the following sets forth a brief description of each matter which was voted upon at such meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to fix the board of directors of StarPoint Energy Ltd. at six members.	Resolution Approved

2.

Ordinary resolution to approve the election of the six nominees to be elected to serve as directors of StarPoint Energy Ltd. for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of StarPoint Energy Trust dated April 15, 2005.

Resolution Approved

3.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of StarPoint Energy Trust to hold office until the next annual meeting of unitholders.	Resolution approved